Exhibit 99.1

FOR IMMEDIATE RELEASE

MY Reports Second Quarter 2012 Unaudited Results

ZHONGSHAN, China, August 28, 2012– China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights:

-	Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 198MW, or 99 units of 1.5MW WTGs and 17 units of 2.5-3.0MW SCD WTGs, a decrease of 46.1% compared to Q2 2011.

-	Total revenue was RMB798.0 million (US$125.6 million), a decrease of 43.2% compared to Q2 2011.

-	Gross profit was RMB115.9 million (US$18.2 million), a decrease of 56.6% compared to Q2 2011. Gross margin was 14.5%, compared to 19.0% in Q2 2011.

-	Total comprehensive loss was RMB27.5 million (US$4.3 million), compared to a comprehensive income of RMB74.6 million in Q2 2011.

-	Basic and diluted loss per share was RMB0.25 (US$0.04), compared to a basic and diluted earnings per share of RMB0.67 in Q2 2011.

Recent Developments

-	Strategic Partnership with Reliance Group - On July 2, 2012, the Company formed a strategic partnership with Reliance Group, the largest private sector power company in India, to co-develop a large portfolio of clean energy projects. The strategic partnership is expected to help the Company expand into the Indian and Southeast Asian markets.

-	Joint Venture with Huaneng Renewables Corporation Limited - On July 12, 2012, the Company announced that it plans to form a joint venture with Huaneng Renewables Corporation Limited (HKEx Stock Code: 0958) specializing in the development of wind and solar power projects in China and overseas markets.

-	Share Repurchase Program – During the second quarter of 2012, the Company did not make any repurchases under its share repurchase program. Since the inception of the program, approved by the board of directors of the Company on August 15, 2011, the Company has repurchased 3,153,897 ADSs, representing 3,153,897 ordinary shares, from the open market for an aggregate consideration of approximately US$8.6 million (excluding commissions).

-	Chairman’s Purchase - Mr. Chuanwei Zhang, the Chairman and Chief Executive Officer of Ming Yang, has purchased 2,456,206 ADSs, representing 2,456,206 ordinary shares from the open market for an aggregate consideration of approximately US$3.7 million (excluding commissions), as disclosed in Mr. Zhang’s Schedule 13D filed with the Securities and Exchange Commission on August 16, 2012.

Mr. Zhang commented, “Our financial performance in the second quarter improved over the previous quarter, with gross margin improving by approximately 4.5% and operating margin turning from loss of RMB77.6 million into a profit of RMB6.4 million (US$1.0 million). As China’s wind power industry continues to consolidate, Ming Yang is continuing to enhance its products and services in order to provide its customers with the best solutions in wind energy and strengthen its position in the market. We aim to deliver our products and services with higher power generation, higher efficiency and better reliability at lower cost of energy.”

“Furthermore, we plan to continue executing our key strategic initiatives including broadening off-shore wind applications, pursuing overseas markets, utilizing innovative business models such as finance leasing, developing high technologies such as new material applications, and other research and development initiatives. We believe such initiatives will help us offer superior products and services to our customers.”

Mr. Zhang concluded, “As the wind power industry in China continues to face challenges, we are investing for now and for the future. We believe that our advanced product and service offerings will continue help Ming Yang capitalize on market opportunities both in China and overseas markets and enhance its competitiveness during this market downturn.”

Second Quarter 2012 Unaudited Financial Results

Revenue

Revenue in the second quarter of 2012 was RMB798.0 million (US$125.6 million), representing a decrease of 43.2% from RMB1,405.5 million in the corresponding period in 2011. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 198MW, or 99 units of 1.5MW WTGs and 17 units of 2.5-3.0MW SCD WTGs, compared to 367.5MW, or 245 units of 1.5MW WTGs, for the corresponding period in 2011. The decrease in revenue in the second quarter was primarily due to a decrease in average selling price (“ASP”) and overall decreased market demand for WTGs in China.

During the second quarter, the Company installed 66 units of WTGs which are commissioned and generating electricity through its EPC program. Funding has been committed by local banks to the project developers, but is subject to final approval. As a result, the Company did not recognize expected revenue of RMB319.0 million for these WTGs during the quarter.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2012 was RMB115.9 million (US$18.2 million), representing a decrease of 56.6% from RMB267.2 million for the corresponding period in 2011. Gross margin in the second quarter of 2012 was 14.5%, compared to 19.0% for the corresponding period in 2011. The decline was a result of lower ASP and higher average production cost. Compared with the first quarter of 2012, the gross margin, however, improved 4.5%, primarily due to the increase in ASP for WTGs recognized in the second quarter of 2012.

Selling and Distribution Expenses

Selling and distribution expenses were RMB24.5 million (US$3.9 million) for the second quarter of 2012, compared to RMB56.0 million for the corresponding period in 2011, representing a decrease of 56.2%, primarily due to a decrease in transportation expenses as a result of delivery of fewer number of WTGs during the period.

Administrative Expenses

Administrative expenses were RMB77.1 million (US$12.1 million) for the second quarter of 2012, compared to RMB58.4 million for the corresponding period in 2011, representing an increase of 32.0%, primarily due to a provision of trade receivables of RMB22.4 million.

Research and Development Expenses

Research and development expenses were RMB22.7 million (US$3.6 million) for the second quarter of 2012, compared to RMB27.0 million for the corresponding period in 2011, representing a decrease of 15.8%. This decrease was primarily due to the cost of materials used in a benchmark test relating to our 2.5-3.0MW SCD WTG research and development incurred in the second quarter of 2011.

Net Finance Expense

Net finance expense was RMB17.6 million (US$2.8 million) for the second quarter of 2012, compared to a net finance expense of RMB25.0 million in the corresponding period of 2011.

Profit/Loss Before Income Tax Expense

Loss before income tax expense was RMB19.8 million (US$3.1 million) for the second quarter of 2012, compared to a profit before income tax expense of RMB107.8 million in the corresponding period of 2011

Income Tax Expense

Income tax expense was RMB11.2 million (US$1.8 million) for the second quarter of 2012, compared to an income tax expense of RMB22.9 million in the corresponding period of 2011, representing a decrease of 51.1%.

Total Comprehensive Income/Loss and Earnings/Loss Per Share

Total comprehensive loss for the second quarter of 2012 was RMB27.5 million (US$4.3 million), compared to a total comprehensive income of RMB74.6 million in the corresponding period of 2011.

For the second quarter of 2012, basic and diluted loss per share was RMB0.25 (US$0.04), compared to basic and diluted earnings per share of RMB0.67 for the corresponding period in 2011.

Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2012 were RMB1,044.6 million (US$164.4 million), compared to RMB2,282.4 million as of March 31, 2012. The decrease was primarily due to the payment for trade and other payables of RMB861.6 million, investments in EPC projects of RMB170.0 million, and the investment in Huadian Energy Corporation Limited of RMB189.8 million in its initial public offering and listing on the Hong Kong Stock Exchange.

Business Update

Order Book Update

New Sales Contracts – During the second quarter of 2012, Ming Yang entered into sales contracts for wind power projects with a total output of 99MW, representing 66 units of 1.5MW WTGs.

Order Backlog – As of June 30, 2012, the Company’s order backlog amounted to 2.1GW representing 1,251 units of 1.5MW WTGs, 67 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0 MW SCD WTG. Cumulative signed orders since its inception amounted to 5.3GW, representing 3,380 units of 1.5MW WTGs, 84 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.3530 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on June 29, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Tuesday, August 28, at 8:00 am Eastern Time (5:00 am Pacific Time / 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-86-6519-4004
International (toll):	+1-71-8354-1231
China, Domestic Mobile:	400-620-8038
China, Domestic:	800-819-0121
Hong Kong:	800-930-346

Please ask to be connected to Q2 2012 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-71-8354-1232
International:	+61-2-8235-5000
China:	400-692-0026
Hong Kong:	800-901-596
Passcode:	1106-8636

The replay will be archived for seven days following the earnings announcement until September 4, 2012.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

T: +86-760-28138898

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

T: +852-2530-0228

Email: mingyang@fleishman.com

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months ended
	June 30,	June 30,	June 30,
	2011	2012	2012
	RMB’000	RMB’000	USD’000
Revenue	1,405,452	797,957	125,603
Cost of sales	(1,138,297)	(682,088)	(107,365)

Gross profit	267,155	115,869	18,238
Other income	7,214	14,821	2,333
Selling and distribution expenses	(56,032)	(24,541)	(3,863)
Administrative expenses	(58,371)	(77,055)	(12,129)
Research and development expenses	(26,950)	(22,691)	(3,572)

Profit from operations	133,016	6,403	1,007
Finance income	14,369	24,235	3,815
Finance expense	(39,333)	(41,823)	(6,583)
Share of loss of associates	(289)	(8,649)	(1,361)

Profit/(loss) before income tax expense	107,763	(19,834)	(3,122)
Income tax expense	(22,946)	(11,226)	(1,767)

Profit/(loss) for the period	84,817	(31,060)	(4,889)

Other comprehensive (loss)/income for the period :
Foreign currency translation differences - foreign operations	(10,185)	3,596	566

Total comprehensive income/(loss) for the period	74,632	(27,464)	(4,323)

Profit/(loss) attributable to:
Shareholders of the Company	84,196	(30,155)	(4,747)
Non-controlling interests	621	(905)	(142)

	84,817	(31,060)	(4,889)
Total comprehensive income/(loss) attributable to:
Shareholders of the Company	74,011	(26,559)	(4,181)
Non-controlling interests	621	(905)	(142)

	74,632	(27,464)	(4,323)

Basic and diluted earnings/(loss) per share(1)	0.67	(0.25)	(0.04)

(1)	The calculation of the basic earnings/(loss) per share is based on the profit/(loss) attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2011	As of June 30, 2012
	RMB ’000	RMB ’000	USD ’000
Assets
Non-current assets
Property, plant and equipment	497,777	545,231	85,823
Intangible assets	74,837	69,956	11,011
Lease prepayments	207,321	237,936	37,453
Investments in associates	43,637	34,812	5,480
Investments in jointly controlled entities	255,870	398,201	62,679
Trade and other receivables	462,961	487,690	76,765
Prepayments	40,290	118,230	18,610
Deferred tax assets	134,386	160,553	25,272

Total non-current assets	1,717,079	2,052,609	323,093
Current assets
Fair value through profit or loss	—	192,119	30,241
Inventories	1,837,821	1,777,912	279, 854
Trade and other receivables	5,203,995	4,632,507	729,184
Prepayments	91,022	115,413	18,167
Other current assets	5,239	21,863	3,441
Pledged bank deposits	252,795	100,137	15,762
Cash and cash equivalents	1,339,496	1,044,627	164,430

Total current assets	8,730,368	7,884,578	1,241,079

Total assets	10,447,447	9,937,187	1,564,172

Equity
Issued share capital	850	850	134
Reserve for own shares	(42,108)	(55,113)	(8,675)
Capital reserves	3,627,441	3,650,024	574,535
Translation reserves	(58,358)	(55,526)	(8,740)
Retained earnings	253,711	110,216	17,349

Total equity attributable to shareholders of the Company	3,781,536	3,650,451	574,603
Non-controlling interests	117,153	114,153	17,968

Total equity	3,898,689	3,764,604	592,571
Liabilities
Non-current liabilities
Bond payable	—	983,191	154,760
Deferred tax liabilities	2,209	2,128	335
Provisions	206,293	231,557	36,448
Trade payables	120,243	59,012	9,289
Deferred income	175,215	248,717	39,150

Total non-current liabilities	503,960	1,524,605	239,982
Current liabilities
Trade and other payables	4,595,516	3,388,321	533,342
Short-term bank loans	632,000	591,680	93,134
Income tax payable	35,908	(4,423)	(696)
Provisions	146,774	138,343	21,776
Deferred income	27,783	29,880	4,703
Deferred revenue	606,817	504,177	79,360

Total current liabilities	6,044,798	4,647,978	731,619
Total liabilities	6,548,758	6,172,583	971,601

Total equity and liabilities	10,447,447	9,937,187	1,564,172